Exhibit 99.3

Recon Technology, Ltd Reports Financial Results for the First Six Months of Fiscal Year 2024

BEIJING, June 28, 2024 /PRNewswire/ -- Recon Technology, Ltd (NASDAQ: RCON) (“Recon” or the “Company”), a China-based independent solutions integrator in the oilfield service and environmental protection, electric power and coal chemical industries, today announced its financial results for the first six months of fiscal year 2024.

First Six Months of Fiscal 2024 Financial Highlights:

-	Total revenue was RMB45.3 million ($6.4 million) for the six months ended December 31, 2023, identical to the same period in 2022.
-	Gross profit decreased to RMB12.1 million ($1.7 million) for the six months ended December 31, 2023, from RMB13.1 million ($1.8 million) for the same period in 2022.
-	Gross margin decreased to 26.7% for the six months ended December 31, 2023 from 28.8% for the same period in 2022.
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Net loss was RMB23.1 million ($3.3 million) for the six months ended December 31, 2023, a decrease of RMB6.8 million ($1.0 million) from net loss of RMB29.9 million ($4.2 million) for the same period of 2022.

	For the Six Months Ended
	December 31,
(in RMB millions, except earnings per share; differences due to rounding)	2023		2022		Increase /(Decrease)		Percentage Change
Revenue	RMB	45.3	RMB	45.6	RMB	(0.3)	(0.7)%
Gross profit		12.1		13.1		(1.0)	(7.8)%
Gross margin		26.7%		28.8%		(7.8)%	/
Net loss		(23.1)		(29.9)		(6.8)	(22.6)%
Net loss per share – Basic and diluted		(8.27)		(15.46)		(7.19)	(46.5)%

Management Commentary

“We have had a good six months in all of our major businesses, especially our oilfield services business,” said Mr. Shenping Yin, Founder and CEO of Recon. “Although our revenues were flat compared to last year, the structural improvement of our business is essentially complete. Our onshore oil and gas fields service business has shown good signs of recovery, and we have also developed new customers in offshore fields. We have purchased land to begin construction of a chemical plant for the chemical recycling of plastic waste, and are continuing to work on the pre-approval procedures required to operate the plant, which are essential to ensure future compliance in China. We believe this facility will generate significant returns for our company and our shareholders in the future and is also an important way for us to meet our EGS obligations. We remain excited about fiscal 2024 and beyond.”

First Six Months Fiscal 2024 Financial Results:

Revenue

Total revenues for the six months ended December 31, 2023 were approximately RMB45.3 million ($6.4 million), a decrease of approximately RMB0.3 million ($0.04 million) or 0.7% from RMB45.6 million ($6.4 million) for the same period in 2022.

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Revenue from automation product and software decreased by RMB1.5 million ($0.2 million) or 7.9%. During the six months period ended by December 31, 2023, affected by temporary changes in market participation requirements from electricity industry customers, our business in the electronic automation segment disrupted and revenue from non-oilfield customers decreased by RMB9.6 million ($1.3 million). However, due to the recovery of oilfield production, sales to oilfield customers increased by RMB8.1million ($1.1 million). Thus, our revenue from automation product and software business decreased slightly overall. We anticipate that revenue from the electronic business will resume and revenue will recover from October, 2024.

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Revenue from equipment and accessories increased by RMB8.1 million ($1.1 million) or 83.6%. The increase in revenue was driven by the continued growth of our oilfield business and the successful expansion of our offshore oilfield services.

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Revenue from oilfield environmental protection decreased by RMB4.7 million ($0.7 million) or 37.0%, mainly due to a reduction in the volume of oily wastewater provided by customers as their production intensity decreased. In addition, Gansu BHD’ s hazardous waste operation permit expired in July, 2023, and the renewal process took longer than expected due to changing government regulations. Production activities were not allowed during this period. As a result, revenue from oily sludge treatment was reduced to a remarkably low level.

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Revenue from platform outsourcing services decreased by RMB2.2 million ($0.3 million) or 55.3%. The decrease was mainly due to reduced demand from former gas station customers as they upgraded their own online systems and limited cooperation with third parties. During the period, we shifted our target market from gasoline users to diesel users and established partnerships with several major online freight platform customers. We expect the increase in revenue from this segment to gradually form a new business base for the Company.

Cost of revenue

Cost of revenues increased slightly from RMB32.4 million ($4.6 million) for the six months ended December 31, 2022 to RMB 33.2 million ($4.7 million) for the same period in 2023.

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For the six months ended December 31, 2022 and 2023, cost of revenue from automation product and software was approximately RMB14.9 million and RMB14.0 million ($2.0 million), respectively, representing a decrease of approximately RMB0.9 million ($0.1 million) or 6.2%. The decrease in cost of revenue from automation product and software was primarily attributable to decreased revenue of automation products.

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For the six months ended December 31, 2022 and 2023, cost of revenue from equipment and accessories was approximately RMB6.2 million and ¥12.7 million ($1.8 million), respectively, representing an increase of approximately RMB6.6 million ($0.9 million) or 106.1%. The increase in cost of revenue from equipment and accessories was primarily attributable to increased revenue of equipment and accessories.

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For the six months ended December 31,2022 and 2023, cost of revenue from oilfield environmental protection was approximately RMB9.8 million and RMB5.9 million ($0.8 million), respectively, representing a decrease of approximately RMB3.9 million ($0.5 million) or 39.6%. The decrease in the cost of revenue, mainly drawn from wastewater and oily sludge treatments, was in line with decrease in revenue related to our oily sludge treatment.

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For the six months ended December 31,2022 and 2023, cost of revenue from platform outsourcing services was approximately RMB1.2 million and RMB0.3 million ($0.04 million). The decrease in cost of revenue was mainly due to a reduction in the number of employees, and saved servers leasing costs.

Gross profit

Gross profit decreased to RMB12.1 million ($1.7 million) for the six months ended December 31,2023 from RMB13.1 million ($1.8 million) for the same period in 2022. Our gross profit as a percentage of revenue decreased to 26.7 % for the six months ended December 31, 2023 from 28.8% for the same period in 2022.

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For the six months ended December 31, 2022 and 2023, our gross profit from automation product and software was approximately RMB4.1 million and RMB3.5 million ($0.5 million), respectively, representing a decrease in gross profit of approximately RMB0.6 million ($0.1 million) or 14.3%. The gross margin for automation product and software has remained relatively stable in this period.

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For the six months ended December 31, 2022 and 2023, gross profit from equipment and accessories was approximately RMB3.5 million and RMB5.1 million ($0.7 million), respectively, representing an increase of approximately RMB1.6 million ($0.2 million) or 46.4%. The reason for the decrease in gross margin is that oilfield customers have adopted a low-cost operating model and tightly controlled budgets, which has narrowed the overall margins of the market. Consequently, we had to resort to lower margins to secure business.

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For the six months ended December 31, 2022 and 2023, gross profit from oilfield environmental protection was approximately RMB2.8 million and RMB2.0 million ($0.3 million), respectively, representing a decrease of RMB0.8 million ($0.1 million) or 27.4%. The decrease in gross profit from oilfield environmental protection was primarily due to decreased production of oily sludge and oily wastewater.

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For the six months ended December 31, 2022 and 2023, gross profit from platform outsourcing services was approximately RMB2.8 million and RMB1.5 million ($0.2 million), respectively, representing a decrease of approximately RMB1.3 million ($0.2 million) or 46.6%, primarily due to lower sales as a result of lower demand.

Operating expenses

Selling expenses increased by 13.1%, or RMB0.5 million ($0.1 million), from RMB4.0 million for the six months ended December 31, 2022 to RMB4.5 million ($0.6 million) in the same period of 2023.

General and administrative expenses decreased by 15.9%, or RMB4.2 million ($0.6 million), from RMB26.2 million for the six months ended December 31, 2022 to RMB22.0 million ($3.1 million) in the same period of 2023.

The Company also recorded a net recovery of credit losses of RMB7.1 million for the six months ended December 31, 2022 as compared to net provision for credit losses of RMB1.6 million ($0.2 million) for the same period in 2023.

Research and development expenses remained relatively stable with a slight increase by 32.4%, or RMB1.7 million ($0.2 million) from RMB5.1 million for the six months ended December 31, 2022 to RMB6.8 million ($1.0 million) for the same period of 2023.

Loss from operations

Loss from operations was RMB22.8 million ($3.2 million) for the six months ended December 31, 2023, compared to a loss of RMB15.1 million for the same period of 2022. This RMB7.7 million ($1.1 million) increase in loss from operations was primarily due to the increase in operating expense as discussed above.

Change in fair value of warrant liability

The Company classified the warrants issued in connection with common share offering as liabilities at their fair value and adjusted the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Loss in fair value changes of warrant liability was RMB20.1million and RMB0.22 million ($0.03 million) for the six months ended December 31, 2022 and 2023, respectively. On December 14, 2023, the Company redeemed an aggregate of 17,953,269 (997,404 warrants post 2024 Reverse Split) warrants from the Sellers, and the difference between the repurchase price and fair value of the warrants, a difference of RMB1.72 million ($0.24 million), was recognized as loss in fair value changes of warrant liability.

Interest income

Net interest income was RMB10.4 million ($1.5 million) for the six months ended December 31, 2023, compared to net interest income of RMB5.0 million for the same period of 2022. The RMB5.4 million ($0.8 million) increase in net interest income was primarily due to the increased short-term investments we invested during the six months ended December 31,2023.

Other income (expenses), net.

Other net expenses was RMB8.6 million ($1.2 million) for the six months ended December 31, 2023, compared to other net income of RMB0.3 million for the same period of 2022. The RMB8.9 million ($1.2 million) increase in other net expenses was primarily due to an increase in other expenses of RMB8.9 million ($1.2 million) as we accrued an estimated liability based on the potential for future significant transaction compensation in contracts to repurchase investor warrants during the six months ended December 31, 2023. On December 14, 2023, the Company redeemed an aggregate of 17,953,269 (997,404 warrants post 2024 Reverse Split) warrants from the Sellers. The Warrant Purchase Agreement stipulated that “The Company has agreed that if the Company repurchases any other warrants prior to June 14, 2024 at a higher purchase price per Warrant than the purchase price per Warrant stated in the Warrant Purchase Agreement, then the Company shall pay Sellers the difference between the purchase prices per Warrant. Similarly, if the Company enters into or announces any Fundamental Transactions as defined in the Warrants, and the Black-Scholes Value is a purchase price per Warrant that is higher than the purchase price per Warrant stated in the Warrant Purchase Agreement, then the Company shall pay Sellers the difference between the Black-Scholes Value purchase price per Warrant and the stated purchase price per Warrant in the Warrant Purchase Agreement”. The Company accrued an estimated liability of $1.2 million based on the potential for future significant transaction compensation in contracts to repurchase investor warrants during the six months ended December 31, 2023.

Net loss

As a result of the factors described above, net loss was RMB23.1 million ($3.3 million) for the six months ended December 31, 2023, an increase of RMB6.8 million ($1.0 million) from net loss of RMB29.9 million for the same period of 2022.

Cash and short-term investment

As of June 30, 2023, we had cash in the amount of approximately RMB104.1 million ($14.7 million) and short-term investment in bank fixed income product of approximately RMB184.2 million ($25.9 million). As of December 31, 2023, we had cash in the amount of approximately RMB121.8 million ($17.2 million) and short-term investment in bank fixed income product of approximately RMB134.0 million ($18.9 million).

About Recon Technology, Ltd (“RCON”)

Recon Technology, Ltd (NASDAQ: RCON) is the People’s Republic of China’s first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China’s largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation (“CNPC”), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions within several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Recon includes “forward-looking statements” within the meaning of the federal securities laws throughout this press release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as “scheduled,” “may,” “will,” “could,” “should,” “would,” “expect,” “believe,” “anticipate,” “project,” “plan,” “estimate,” “forecast,” “goal,” “objective,” “committed,” “intend,” “continue,” or “will likely result,” and similar expressions that concern Recon’s strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Recon expected. Many of these statements are derived from Recon’s operating budgets and forecasts, which are based on many detailed assumptions that Recon believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Recon cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in Recon’s most recent Annual Report on Form 20-F and any subsequent half-year financial filings on Form 6-K filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by the cautionary statements that Recon makes from time to time in its SEC filings and public communications. Recon cannot assure the reader that it will realize the results or developments Recon anticipates, or, even if substantially realized, that they will result in the consequences or affect Recon or its operations in the way Recon expects. Forward-looking statements speak only as of the date made. Recon undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Recon.

For more information, please contact:

The Company

Ms. Liu Jia

Chief Financial Officer

Recon Technology, Ltd

Phone: +86 (10) 8494-5799

Email: info@recon.cn